SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

 May 3, 2004

 Microcell Telecommunications Inc.
800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

MICROCELL CONFIRMS SUCCESSFUL CLOSING OF ITS RIGHTS OFFERING AND CONCURRENT SHARE PURCHASE

The Company has redeemed all outstanding preferred shares

Montreal, May 3, 2004 - Microcell Telecommunications Inc. (TSX: MT.A, MT.B) today confirms the successful closing of its rights offering. The rights offering was fully subscribed and generated approximately C$97 million in net proceeds for the Company. A further C$50 million was received by the Company from the purchase of Class B Non-Voting Shares under a standby purchase agreement with COM Canada, LLC, a private holding company of Craig O. McCaw. As a result of these transactions, the Company issued 6,792,363 additional Class B Non-Voting Shares. Furthermore, pursuant to the standby purchase agreement, Microcell issued 3,977,272 warrants to COM Canada, LLC to acquire, at a price of C$22.00 per share, additional Class B Non-Voting Shares for exercise at a later date.

"Our success in obtaining the maximum level of proceeds from our rights offering demonstrates strong support for Microcell," said Andre Tremblay, President and Chief Executive Officer of Microcell. "We also believe that it shows the confidence that our shareholders have in our prospects within the Canadian wireless industry and their appreciation for our differentiated business strategy. In addition to bringing Craig McCaw as a strategic shareholder to Microcell, this funding will provide us with better flexibility to pursue future growth opportunities, such as City Fido."

"The fact that the rights offering was fully subscribed is a testament to Microcell's achievements over the past year," stated Mr. McCaw, Chairman and Chief Executive Officer of Eagle River Holdings, LLC, the parent company of COM Canada. "I continue to be impressed by Microcell's accomplishments and I very much look forward to working with Microcell's management team to position the Company for growth and to further develop business strategies that take advantage of the Company's unique assets and opportunities."

In accordance with the Company's restated articles of incorporation, approximately $1.2 million of the net proceeds received from its equity issue was used to redeem on May 1, 2004 all of the preferred shares outstanding as at 5:00 p.m. (Montreal time) on April 30, 2004, at a price of $16.39 per share. The remaining balance of the equity issue, representing approximately $145.8 million, will be used to fund capital expenditures and for general corporate purposes.Following the redemption of preferred shares, Microcell had a total of 29,315,314 shares issued and outstanding as of May 1, 2004, composed of 235,961 Class A Voting Shares and 29,079,353 Class B Non-Voting Shares. The Company's preferred shares were delisted from the Toronto Stock Exchange at the close of business on April 30, 2004.

In addition, in accordance with the warrant indentures governing the Company's 2005 and 2008 Warrants, the number of shares issuable upon the exercise of such warrants has been adjusted from 1.00 to 1.02 Class A or Class B Shares, as the case may be, per warrant. This warrant share-rate adjustment was made as a result of the Company's rights offering.

About the Company
Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Note to Microcell Investors
The statements made in this release concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. The Company cautions that actual future performance could be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's Annual Information Form for 2002 and in other filings with securities commissions in Canada and the United States.

Reminder to holders of Class A Restricted Voting Shares and Class B Non-Voting Shares
The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca

For more information:

Investment community:
Thane Fotopoulos
514 937-0102, ext. 8317
thane.fotopoulos@microcell.ca

Media:
Claire Fiset
514 937-0102, ext. 7824
claire.fiset@microcell.ca